February 12, 2015

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporations Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: NL One Corporation

Form S-1/A

Filed February 3, 2015

File No. 333-198528

To the men and women of the SEC:

On behalf of NL One Corporation (“we”, “us”, or the “Company”), are responding to comments contained in the Staff letter, dated February 9, 2015 addressed to Mr. Jeffrey DeNunzio, the Company’s President, and CEO, with respect to the Company’s filing of its S-1 on February 3, 2015.

The Company has replied below on a comment-by-comment basis, with each response following a repetition of the Staff’s comment to which it applies.

SEC Comment(s) /Analysis

Prospectus Summary, page 2

1. Based on your disclosure on page 22, it appears that your provisional patent applications will expire in approximately three months. Please revise the Summary and your risk factor discussion on page 7 to highlight the pending expirations of these provisional applications and discuss whether you will file patent applications prior to the applicable expiration dates for the provisional applications. Please also tell us, and revise to disclose, as applicable, whether there are material risks concerning ownership of the inventions and the existing provisional patent applications in light of (i) conflicting identification of Ms. Harder as both the assignor of and assignee to the inventions (Ex. 10.1) and (ii) identification of Andrew Befumo as the petitioner/applicant on the provisional patent applications as opposed to identification of the company or any of its officers/directors on those applications (Exhibits 99.1 and 99.2).

COMPANY RESPONSE

The following was added on page 1 and 2: Our provisional patent applications were refiled on May 20, 2014. Prior to the pending expiration dates of our provisional patent applications, we plan to refile the applications with the intention of subsequently gaining a utility patent for each.

We have added the following risk factor on page 7. It reads:

Detriments/Risks of Refiling a Provisional Patent Application.

Risk of Losing Our Patent Rights.  A refiled provisional patent application cannot claim priority to the first provisional patent application's filing date like a non-provisional can.  Under the new first to file patent system implemented by the United States on March 16, 2013, losing our earlier filing date for the second provisional application could result in the loss of our patent rights if our provisional patent applications expire and a third party files before we refile our applications.

Delayed Patent Rights.  By filing a third provisional patent application instead of a non-provisional patent application, we are delaying examination of our patent application another year since a provisional patent application is not examined (the average pendency of a non- provisional patent application is approximately 30 months -by filing three consecutive provisional applications this pendency period is effectively increased to 66 months).

Due to the previous factors your investment in us may be adversely effected.

Our response to whether there are material risks concerning ownership of the inventions and existing provisional patent applications is as follows:

A patent assignment is the transfer of an owner’s property rights in a given patent or patents, and any applications for such patents. Ms. Harder, our former president and sole director duly assigned both patents that she owned as described in Ex. 10.1 to NL One Corporation, FKA Nevada Legacy Enterprises Corporation. There are no material risks concerning ownership of the inventions and the existing provisional patent applications. The reason being that the assignment clearly states the intent of the parties and intent of the parties controls. Furthermore, Ms. Harder is the first named and sole inventor as stated on the patent applications. Andrew Befumo Esq., a patent attorney was and is duly authorized by Ms. Harder to file renewal provisional applications for the inventions on behalf of Ms. Harder regardless if Ms. Harder has assigned her patent rights to Issuer.

Executive Compensation, page 24

2. We note that you have revised the summary compensation table in response to the prior oral comment; however your revised table aggregates the 2014 and 2015 compensation for Messrs. DeNunzio and Moody. Please revise the table to disclose the FY2014 compensation information for these executives and directors, and any other officers/directors who served during FY2014. Please also revise to disclose the value of the restricted stock awarded to Messrs. DeNunzio and Moody rather than stating the number of shares granted to them. Please also add a column to reflect the “Total” compensation paid during the year and revise the sentence above the table to indicate, if true, that the table reflects compensation paid both to executive officers and directors.

COMPANY RESPONSE

We have revised the above accordingly on page 24.

*We are not requesting acceleration but do acknowledge the following:

-Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

-The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

-The Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Date: February 12, 2015

/s/ Jeffrey DeNunzio

President & CEO